UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20552


                                  SCHEDULE 13D


                        Under the Securities Act of 1934
                         (Amendment No. ______________)*


                           Allied First Bancorp, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, Par Value $0.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   019204 10 6
              ---------------------------------------------------
                                 (CUSIP Number)


                              John G. Maxwell, Jr.
               387 Shuman Blvd., Suite 120W, Naperville, IL 60563
                                 (630) 778-7700
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                  May 15, 2003
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 019204 10 6                13D                       Page 2 of 8 Pages



1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NUMBER OF ABOVE PERSON (VOLUNTARY)
          John G. Maxwell, Jr.
          ----------------------------------------------------------------------

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a)      [X]
                                                                   (b)      [ ]

3         SEC USE ONLY

          ----------------------------------------------------------------------

4         SOURCE OF FUNDS

          PF
          ----------------------------------------------------------------------

5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                                                [ ]


6         CITIZENSHIP OR PLACE OF ORGANIZATION
          United States
          ----------------------------------------------------------------------

                            7     SOLE VOTING POWER
NUMBER OF
SHARES                            15,000
BENEFICIALLY
OWNED BY                    8     SHARED VOTING POWER
EACH
REPORTING                         15,000
PERSON WITH

                            9     SOLE DISPOSITIVE POWER

                                  15,000

                            10    SHARED DISPOSITIVE POWER

                                  15,000

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          30,000
          ----------------------------------------------------------------------

12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
          See Items 3 and 5 below.                                          [ ]

13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          5.37%
          ----------------------------------------------------------------------

14        TYPE OF REPORTING PERSON*
          IN
          ----------------------------------------------------------------------

CUSIP NO. 019204 10 6                13D                       Page 3 of 8 Pages


1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NUMBER OF ABOVE PERSON (VOLUNTARY)
          Diane R. Maxwell
          ----------------------------------------------------------------------

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a)    [X]
                                                                    (b)    [ ]

3         SEC USE ONLY

          ----------------------------------------------------------------------

4         SOURCE OF FUNDS
          PF
          ----------------------------------------------------------------------

5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                                              [ ]


6         CITIZENSHIP OR PLACE OF ORGANIZATION
          United States
          ----------------------------------------------------------------------

                            7     SOLE VOTING POWER
NUMBER OF
SHARES                            -0-
BENEFICIALLY
OWNED BY                    8     SHARED VOTING POWER
EACH
REPORTING                         15,000
PERSON WITH

                            9     SOLE DISPOSITIVE POWER

                                  -0-

                            10    SHARED DISPOSITIVE POWER

                                  15,000


11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          30,000
          ----------------------------------------------------------------------

12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
          See Items 3 and 5 below.                                        [ ]


13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          5.37%
          ----------------------------------------------------------------------

14        TYPE OF REPORTING PERSON*
          IN
          ----------------------------------------------------------------------

CUSIP NO. 019204 10 6                13D                       Page 4 of 8 Pages


1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NUMBER OF ABOVE PERSON (VOLUNTARY)
          Diane R. Maxwell Living Trust
          ----------------------------------------------------------------------

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a)      [X]
                                                                   (b)      [ ]


3         SEC USE ONLY

          ----------------------------------------------------------------------

4         SOURCE OF FUNDS
          PF
          ----------------------------------------------------------------------

5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                                                [ ]


6         CITIZENSHIP OR PLACE OF ORGANIZATION
          United States
          ----------------------------------------------------------------------

                            7     SOLE VOTING POWER
NUMBER OF
SHARES                            -0-
BENEFICIALLY
OWNED BY                    8     SHARED VOTING POWER
EACH
REPORTING                         15,000
PERSON WITH

                            9     SOLE DISPOSITIVE POWER

                                  -0-

                            10    SHARED DISPOSITIVE POWER

                                  15,000


11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          30,000
          ----------------------------------------------------------------------

12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
          See Items 3 and 5 below.                                          [ ]


13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          5.37%
          ----------------------------------------------------------------------

14        TYPE OF REPORTING PERSON*
          OO
          ----------------------------------------------------------------------

Item 1.  Security and Issuer

         The class of equity securities to which this statement relates is the Common Stock, $.01 par value (the "Common Stock"), of Allied First Bancorp, Inc., a Maryland corporation, (the "Company"). The Company's principal executive offices are located at 387 Shuman Boulevard, Suite 120W, Naperville, Illinois 60563.


Item 2.  Identity and Background

         The name and business address of the persons and entities filing this statement are John G. Maxwell, Jr., his wife, Diane R. Maxwell, and the Diane R. Maxwell Living Trust (the "Trust"). Mr. Maxwell's business address is c/o Allied First Bancorp, Inc., Suite 120W, Naperville, Illinois 60563. Mr. Maxwell is a director of the Company and the Company's wholly owned subsidiary, Allied First Bank, sb (the "Bank"), at the address stated above. Mrs. Maxwell is retired. The Trust is an intervivos revocable trust. Mr. and Mrs. Maxwell are the trustees of the Trust. During the last five years neither Mr. Maxwell, Mrs. Maxwell nor the Trust have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in them being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or being found in violation with respect to such laws.

         Mr. Maxwell and Mrs. Maxwell, are citizens of the United States of America. The Trust was formed in the United States of America.


Item 3.  Source and Amount of Funds or Other Consideration

         On December 27, 2001, the Trust acquired 15,000 shares of Common Stock for an aggregate purchase price of $150,000. On that same date, Mr. Maxwell acquired an additional 15,000 shares for an aggregate purchase price of $150,000.

Item 4.  Purpose of Transaction

         All of the shares purchased and/or acquired by Mr. and Mrs. Maxwell are for investment purposes. Mr. Maxwell may, from time to time, depending upon market conditions and other investment considerations, purchase additional shares of the Company's Common Stock for investment or dispose of the Common Stock. As a member of the Company's Board of Directors, Mr. Maxwell regularly explores potential actions and transactions which may be advantageous to the Company, including possible mergers, acquisitions, reorganizations or other material changes in the business, corporate structure, management, policies, governing instruments, securities or regulatory or reporting obligations of the Company.

         Except as noted above with respect to Mr. Maxwell's activities on behalf of the Company, Mr. and Mrs. Maxwell have no plans or proposals which relate to or would result in:

         (a) the acquisition by any person of additional securities of the Company, or the disposition of securities by the Company;

         (b)  an  extraordinary   corporate  transaction,   such  as  a  merger,
reorganization or liquidation, involving the Company or any of its subsidiaries;

         (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

         (d) any change in the present Board of Directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board;

         (e) any material change in the present capitalization or dividend policy of the Company;

         (f) any other material change in the Company's business or corporate structure;

         (g) changes in the Company's articles of incorporation, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

         (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-quotation system of a registered national securities association;

         (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

         (j) any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer

         As of the date of this report, the aggregate number of shares of Common Stock of the Company beneficially owned by Mr. Maxwell, Mrs. Maxwell and the Trust for the purpose of this statement is 30,000 shares representing 5.37% of the shares of Common Stock outstanding on the date hereof. Such amount includes:

                  (1) 15,000 shares over which Mr. Maxwell has sole voting and dispositive power, all of which are held directly by Mr. Maxwell.

                  (2) 15,000 shares over which Mr. and Mrs. Maxwell have shared voting and dispositive power. Mr. and Mrs. Maxwell and the Trust may be deemed to beneficially own the shares held by the Trust

         Except as noted above, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares held by Mr. Maxwell or the Trust. There have been no transactions in the Common Stock by the parties filing this statement during the last 60 days.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer

         Other than the agreement regarding joint filing, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between Mr. and/or Mrs. Maxwell and the Trust, and any other person with respect to any securities of the Company, including but not limited to, transfer or voting of any of such securities, finder's fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies. None of the Common Stock beneficially owned by Mr. Maxwell, Mrs. Maxwell and the Trust is pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such shares.


Item 7.  Material to be Filed as Exhibits

         1. Agreement regarding joint filing.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


Date: October 2, 2003                          /s/ John G. Maxwell, Jr.
      ----------------------                   -------------------------
                                               John G. Maxwell, Jr.

Date: October 2, 2003                          /s/ Diane R. Maxwell
      ----------------------                   --------------------------
                                               Diane R. Maxwell


                                               DIANE R. MAXWELL LIVING TRUST

Date: October 2, 2003                          /s/ John G. Maxwell, Jr.
      ----------------------                   -------------------------
                                               John G. Maxwell, Jr.

Date: October 2, 2003                          /s/ Diane R. Maxwell
      ----------------------                   --------------------------
                                               Diane R. Maxwell